# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Build-a-Bear Workshop, Inc., CIK 0001113809
CUSIP: 120076104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 415 South 18th Street, St Louis, Missouri (MO), 63103
Date of event which requires filing of this statement: 12/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001901865

## Reporting persons
- Divisadero Street Capital Management, LP: type of reporting person: partnership (PN), individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 835,929; sole dispositive power 0; shared dispositive power 835,929; aggregate amount beneficially owned 835,929 (6.4% of the class)
- William Zolezzi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 835,929; sole dispositive power 0; shared dispositive power 835,929; aggregate amount beneficially owned 835,929 (6.4% of the class)
- Divisadero Street Capital, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 835,929; sole dispositive power 0; shared dispositive power 835,929; aggregate amount beneficially owned 835,929 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Build-a-Bear Workshop, Inc.
Address of issuer's principal executive offices: 415 South 18th Street, St. Louis, Missouri 63103

## Item 2. Person Filing
Name of person filing:
Divisadero Street Capital Management, LP
William Zolezzi
Divisadero Street Capital, LLC
Address of principal business office or, if none, residence:
Divisadero Street Capital Management, LP
3480 Main Highway, Suite 204
Miami, FL 33133

William Zolezzi
c/o Divisadero Street Capital Management, LP
3480 Main Highway, Suite 204
Miami, FL 33133

Divisadero Street Capital, LLC
3480 Main Highway, Suite 204
Miami, FL 33133
Citizenship:
Divisadero Street Capital Management, LP - Delaware
William Zolezzi - United States
Divisadero Street Capital, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Divisadero Street Capital Management, LP - 835,929
William Zolezzi - 835,929
Divisadero Street Capital, LLC - 835,929
Percent of class:
Divisadero Street Capital Management, LP - 6.4%
William Zolezzi - 6.4%
Divisadero Street Capital, LLC - 6.4%
Sole power to vote or to direct the vote:
Divisadero Street Capital Management, LP - 0
William Zolezzi - 0
Divisadero Street Capital, LLC - 0
Shared power to vote or to direct the vote:
Divisadero Street Capital Management, LP - 835,929
William Zolezzi - 835,929
Divisadero Street Capital, LLC - 835,929
Sole power to dispose or to direct the disposition:
Divisadero Street Capital Management, LP - 0
William Zolezzi - 0
Divisadero Street Capital, LLC - 0
Shared power to dispose or to direct the disposition:
Divisadero Street Capital Management, LP - 835,929
William Zolezzi - 835,929
Divisadero Street Capital, LLC - 835,929

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Divisadero Street Capital Management, LP. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Divisadero Street Capital Management, LP: By: Divisadero Street Capital LLC, its general partner, By: /s/ William Zolezzi / Manager (12/08/2025)
- William Zolezzi: By: /s/ William Zolezzi, William Zolezzi (12/08/2025)
- Divisadero Street Capital, LLC: By: /s/ William Zolezzi, William Zolezzi / Manager (12/08/2025)